 

Presentation To The Board of Directors

December 21, 2017

Table of Contents



I. Introduction



Who Is Blue Lion Capital?

Organizational Overview

Founded in 2005, Blue Lion Capital ("BLC") focuses on value investing principally through long / short equity.

BLC has assembled a talented team with a unique blend of experience.

BLC partners collectively have over 50 years of market experience.

BLC is 100% owned by the Partners.

- **Founded in October 2005 by Chuck Griege**
- **Value investment philosophy**
- **Principally focused on equity securities in three core sectors: Consumer, Financials and Technology**
- **Launched first targeted fund in 2009 – CLO Opportunity Fund**
- **Launched second targeted fund in 2011 – Bank Consolidation Fund (BCF)**
- **Current AUM approximately $130 million**



INVESTMENT PROFESSIONALS

Chuck Griege
Managing Partner & CIO

- Blue Lion Capital
- Atlas Capital Management, Partner
- SoundView Technology Group, MD
- Columbia Business School, M.B.A.
- Vanderbilt University, B.A.

Justin Hughes
Partner & Analyst

- Blue Lion Capital
- Paradigm Advisors, Partner
- Blackbird Research
- Atlas Capital Management
- Duke University, M.B.A.
- Texas Christian University, B.B.A

Brad Berry
Partner & CFO

- Blue Lion Capital
- Lazard Freres
- Merrill Lynch
- ABN Amro Private Equity
- University of Chicago, M.B.A.
- Washington University, B.S.



Blue Lion Capital

Investment Philosophy

Experienced team with a proven and repeatable investment process.

Twelve year track record with strong risk-adjusted returns.

Bank Consolidation Fund long portfolio has 6.5 years of outperformance.

SUPERIOR JUDGEMENT

- BLC believes that superior judgment is the result of a thoughtful, disciplined and repeatable investment process.

ATTRACTIVE RISK / REWARD

- BLC seeks to identify mis-priced securities having asymmetric risk / reward profiles.

DUE DILIGENCE

- BLC utilizes an intensive, bottom up, value oriented due diligence process where absolute valuation is more important than relative valuation.

LONG / SHORT

- BLC purchases securities believed to be trading at a significant discount to intrinsic value and sells short securities of fundamentally flawed companies.

IDENTIFY CATALYSTS

- A critical part of the investment process involves identifying catalysts that will change the perception of the company and the underlying valuation.



Blue Lion Capital – Bank Consolidation Fund (BCF)

Capitalizing On An Industry Undergoing Significant Change

Launched the BCF in April 2011.

Bank valuations were at a 20 year low.

Bank M&A was at a 20 year low.

Problem assets in our financial system were declining rapidly.

Dodd Frank changed the economics of the industry.

- **Launched dedicated Fund in April 2011 to take advantage of anticipated resumption in bank consolidation.**

- **Main tenets of the thesis included:**
  - Troubled assets in banking system were healing
  - Dodd Frank bill fundamentally changed profitability of industry
  - Zero interest rate policy of Federal Reserve negatively affected margins
  - Scale became critical to earn cost of capital
  - Healthy bank M&A always follows the clean-up of a financial crisis

- **Members of Blue Lion Capital have met with / interviewed hundreds of bank management teams located throughout the U.S.**

- **BCF has owned approximately 50 core positions since its inception and 22 have been acquired.**



Bank Consolidation Fund - Long Portfolio Performance

Our Track Record Speaks For Itself

Since inception through November 2017, our long portfolio is up 293%.

This performance compares quite favorably to the KBW Regional Bank Index which is up 144%.

A key driver of the outperformance is our ability to identify and invest in attractively valued banks.

Long Portfolio Performance

Legend:
- ■ BCF Long Portfolio
- ● KBW Regional Bank Index (KRX)

BCF

KRX

Source: Blue Lion Capital, Bloomberg



Bank Consolidation Fund

A Unique Perspective

BLC professionals possess a nuanced perspective based on unique experiences.

BLC's credit orientation and strong industry relationships enable it to identify value.

BLC's expertise on the short side is another unique attribute.

BLUE LION CAPITAL'S ADVANTAGES

- Possess a unique perspective after witnessing the savings and loan crisis
- Extensive experience in successfully investing in the financial services industry across the cycle
- Two investment professionals with the experience to analyze both sides of the balance sheet
- Deep bank and regulatory relationships to assist with understanding critical issues
- Strong track record of generating significant alpha on the long and short side
- BLC's professionals have invested a significant portion of their liquid net worth in the Funds

Competitive Advantage	
Loan Expertise	• Deep understanding of all loan types, terms, credit evaluation and pricing
Securities Portfolio	• Understand the delicate balance between liquidity, yield, duration and risk
Liability Management	• Appreciate the importance of a financial institution's liabilities and liability management
Industry Experience	• Over 35 years of collective experience analyzing and evaluating financial institutions
Industry Relationships	• Strong industry relationships developed over 30 years to assist in evaluating investment opportunities
Proprietary Models	• Developed proprietary models for screening and analyzing financial institutions



Charles W. Griege, Jr.

Introduction

Biography

RELEVANT EXPERIENCE

- Over twenty-five years of experience in the capital markets
- Founded and Managed Blue Lion Capital since October 2005
- Partner of Atlas Capital Management 2001 – 2005
- Seven years of investment banking experience at Soundview Technology Group, Lehman Brothers and A.G. Edwards
- Vice President of Sanford Bernstein
- Graduated with honors from Columbia Business School 1990
- Worked at the Federal Home Loan Bank of Dallas 1985 – 1988
- Graduated from Vanderbilt University 1985
- Married with four children

Board of Director Qualifications

UNIQUE COMPETENCIES

- Extensive experience investing in public markets – both equity and debt securities
- Extensive valuation experience
- 30+ year history evaluating and investing in banks
- Disciplined approach to capital allocation
- Proven ability to make money in all market environments
- Team player, good communicator, leads by example



II. HomeStreet Opportunity and Performance



HomeStreet Investment Opportunity

Why is HomeStreet So Attractive to Blue Lion Capital?

Strong Growth Markets
- Growth oriented MSAs
- Favorable demographic trends
- High median household income

Valuable Deposit Franchise
- 23% non-interest bearing deposits (includes mortgage segment)
- Limited reliance on non-core funding

Healthy Loan Portfolio
- Clean balance sheet with minimal exposure to NPAs
- Enough diversity in lending expertise to generate adequate returns

Very Cheap Valuation
- HMST is valued at 1.2x TBV
- Valuation limits downside while providing opportunity for substantial upside
- De minimis core deposit premium

Scalable Assets
- With $6.8 billion in assets, HMST is large enough to be competitive and generate strong returns

Numerous Opportunities To Reduce Costs & Improve Returns
- Consolidated efficiency ratio 89.4%
- Commercial Bank efficiency ratio 72.3%[*]



HomeStreet's Stock Price Performance

Despite Strong Attributes, Look At Valuation

Out of 196 publicly traded banks in the U.S. with total assets of $2 - $50 billion, HMST is the <u>3rd</u> cheapest based on Price / TBV.

Tangible Book Value Multiple

Rank	Institution Name	Ticker	Total Assets Current	Price/ LTM EPS (x)	Price/ TBV (%)
1	First Financial Bankshares, Inc.	FFIN	7,009,164	27.5	393.8
2	ServisFirst Bancshares, Inc.	SFBS	6,712,103	23.5	374.2
3	Community Bank System, Inc.	CBU	10,850,218	19.7	352.8
4	Western Alliance Bancorporation	WAL	19,922,221	19.5	327.7
5	Westamerica Bancorporation	WABC	5,445,808	24.8	325.6
6	Home BancShares, Inc.	HOMB	14,255,967	18.3	322.7
7	Meta Financial Group, Inc.	CASH	5,228,332	14.1	311.8
8	FB Financial Corporation	FBK	4,581,943	22.9	309.3
9	Independent Bank Group, Inc.	IBTX	8,891,114	19.6	303.5
10	Bank of Hawaii Corporation	BOH	17,268,302	20.3	300.8
	Median		*7,393,656*	*18.1*	*209.6*
186	First Financial Corporation	THFF	2,982,342	16.2	140.1
187	Northfield Bancorp, Inc.	NFBK	4,006,828	23.9	139.9
188	Investors Bancorp, Inc.	ISBC	24,782,003	21.6	138.7
189	Western New England Bancorp, Inc.	WNEB	2,086,378	19.2	138.5
190	Capitol Federal Financial, Inc.	CFFN	9,192,916	21.4	136.5
191	HomeTrust Bancshares, Inc.	HTBI	3,249,998	26.5	133.9
192	Oritani Financial Corp.	ORIT	4,119,608	16.2	133.7
193	Kearny Financial Corp.	KRNY	4,808,150	62.1	129.3
194	**HomeStreet, Inc.**	**HMST**	**6,796,346**	**20.0**	**120.5**
195	Customers Bancorp, Inc.	CUBI	10,471,829	10.3	120.5
196	Carter Bank & Trust	CARE	4,189,578	NM	117.7

Source: SNL. Asset figures in ($000s)
Pricing through 12/12/17. Includes: U.S. incorporated banks between $2-50B in Total Assets, 30 Day Avg. Daily Volume >10,000. Excludes CIT Group



HomeStreet's Stock Price Performance

Despite Strong Attributes, The Company's Shareholder Returns Have Been Poor

Over the past 5 years, <u>all but 1</u> of the 113 banks having total assets of $2 -$50 billion have outperformed HMST.

Total Return to Shareholders

Rank	Name	Ticker	Total Assets 2012	Total Assets Current	Market Cap	Total Return Since 2012 (%)
1	Independent Bank Corp - Mich	IBCP	2,307,406	2,753,446	489,569	609.9
2	Western Alliance Bancorp	WAL	6,844,541	19,922,221	6,044,581	456.0
3	SVB Financial Group	SIVB	19,968,895	50,754,287	12,198,403	319.7
4	Ameris Bancorp	ABCB	2,994,307	7,649,820	1,757,305	287.2
5	Bofi Holding Inc	BOFI	2,386,845	8,581,628	1,718,080	286.0
6	Pinnacle Financial Partners	PNFP	4,863,951	21,790,371	5,110,278	265.0
7	WSFS Financial Corp	WSFS	4,289,008	6,875,344	1,519,270	258.6
8	Enterprise Financial Service	EFSC	3,377,779	5,231,488	1,011,394	258.2
9	United Community Financial	UCFC	2,030,687	2,602,365	472,816	248.4
10	Mainsource Financial Group	MSFG	2,754,180	4,601,500	973,922	239.6
	Median		*5,042,161*	*9,766,703*	*2,019,587*	*125.0*
103	United Bankshares Inc	UBSI	8,451,470	19,129,978	3,690,484	74.3
104	Trustmark Corp	TRMK	9,727,007	13,884,655	2,205,006	73.3
105	TFS Financial Corp	TFSL	11,518,125	13,692,563	4,230,120	72.9
106	Westamerica Bancorporation	WABC	5,042,161	5,445,808	1,556,760	63.6
107	Capitol Federal Financial In	CFFN	9,378,304	9,192,916	1,867,497	59.6
108	FNB Corp	FNB	9,786,483	31,123,295	4,439,048	58.1
109	Valley National Bancorp	VLY	14,252,755	23,780,661	3,042,901	56.6
110	Oritani Financial Corp	ORIT	2,700,982	4,119,608	758,990	49.6
111	New York Community Bancorp	NYCB	42,024,301	48,457,891	6,382,160	35.0
112	**Homestreet Inc**	**HMST**	**2,264,957**	**6,796,346**	**773,038**	**16.6**
113	Bancorp Inc/The	TBBK	3,010,681	3,993,618	549,659	-10.4

Source: Bloomberg. Total Asset and Market Cap figures in ($000s)
Pricing through 12/12/17. Includes: U.S. incorporated banks between $2-50B in Total Assets in '12, shares on Major U.S. Exchanges, 30 Day Avg. Daily Volume >10,000. Excludes CIT Group



HomeStreet's Consolidated Financial Metrics vs. Peers

Comparable Company Analysis

- **P/TBV multiple is the lowest of all peer banks**

- **P/E multiple is the lowest of all peer banks**

- **NIM is the second lowest of all peer banks**

- **Efficiency Ratio is the highest of all peer banks**

- **Least asset sensitive bank of all peer banks = most at risk to higher interest rates**

- **Most volatile returns on capital of all peer banks**

Ticker	Company	City	State	Total Assets	Market Cap	Price / TBV	LTM P/E Ratio	2017 P/E Ratio	2018 P/E Ratio	2019 P/E Ratio	NIM	Effic'y Ratio	ROA	ROACE	Non-Int. Bearing Deposits / Total	Rate Sensitivity Ratio
HMST	**HomeStreet Inc.**	**Seattle**	**WA**	**6,796,346**	**773,038**	**1.20x**	**19.7x**	**17.0x**	**13.5x**	**11.1x**	**3.34%**	**87.8%**	**0.57%**	**5.55%**	**23.3%**	**(33.7%)**
COLB	Columbia Banking System Inc.	Tacoma	WA	9,814,578	3,216,474	2.76x	12.9x	20.1x	18.4x	16.7x	4.16%	57.1%	1.33%	9.78%	49.4%	40.4%
BANR	Banner Corp.	Walla Walla	WA	10,443,086	1,826,969	1.75x	9.7x	18.2x	18.0x	15.8x	4.28%	66.9%	0.96%	7.31%	39.6%	17.0%
GBCI	Glacier Bancorp Inc.	Kalispell	MT	9,798,602	2,957,244	2.92x	16.7x	21.4x	18.5x	16.7x	4.07%	53.6%	1.38%	11.32%	30.3%	2.0%
HFWA	Heritage Financial Corp.	Olympia	WA	4,050,056	933,792	2.44x	20.8x	21.9x	19.8x	16.9x	3.84%	63.8%	1.07%	8.36%	27.8%	13.4%
Pacific NW Avg				**8,526,581**	**2,233,620**	**2.47x**	**15.0x**	**20.4x**	**18.7x**	**16.6x**	**4.09%**	**60.4%**	**1.19%**	**9.19%**	**36.8%**	**18.2%**
CVBF	CVB Financial Corp.	Ontario	CA	8,304,012	2,606,306	2.74x	27.1x	22.2x	20.6x	19.2x	3.57%	42.3%	1.38%	10.86%	59.2%	5.6%
WABC	Westamerica Bancorp.	San Rafael	CA	5,445,808	1,556,760	3.26x	12.5x	25.6x	24.0x	22.3x	3.12%	49.4%	1.12%	10.34%	45.0%	(27.0%)
TCBK	TriCo Bancshares	Chico	CA	4,656,435	902,517	2.07x	13.5x	18.2x	17.1x	15.2x	4.23%	64.4%	1.11%	10.18%	32.7%	5.7%
PPBI	Pacific Premier Bancorp	Irvine	CA	6,532,334	1,763,276	2.66x	14.9x	21.4x	15.8x	13.7x	4.42%	52.0%	1.08%	7.84%	37.8%	5.4%
CA Avg				**6,234,647**	**1,707,215**	**2.68x**	**17.0x**	**21.8x**	**19.4x**	**17.6x**	**3.84%**	**52.0%**	**1.17%**	**9.81%**	**43.7%**	**(2.6%)**
Total Average				**7,380,614**	**1,970,417**	**2.57x**	**16.0x**	**21.1x**	**19.0x**	**17.1x**	**3.96%**	**56.2%**	**1.18%**	**9.50%**	**40.2%**	**7.80%**

Source: SNL
Data as of 12/12/17



HomeStreet's Revaluation Opportunity

How The Bank's Valuation Compares To Its Peers

By reducing costs in both business segments, HMST could improve its valuation significantly.

HMST's Pacific NW peers average a 60% Efficiency Ratio and are valued at 2.5x TBV.

HMST's California peers have an average Efficiency Ratio of 52% and are valued at 2.7x TBV.

Price / Tangible Book Value vs. Efficiency Ratio



90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
55.0%
50.0%
45.0%
40.0%
Efficiency Ratio %
HMST
BANR
TCBK
HFWA
Pacific NW Avg
COLB
GBCI
PPBI
CA Avg
WABC
CVBF
0.90x
1.15x
1.40x
1.65x
1.90x
2.15x
2.40x
2.65x
2.90x
3.15x
3.40x
Tangible Book Value Multiple

Source: Bloomberg
Pricing through 12/12/17

HomeStreet – Operational Changes Needed

Executing The Plan Below Will Close The Valuation Gap

These changes will result in higher profitability, a lower efficiency ratio and as a result a much higher valuation.

Reallocate Capital From The Mortgage Segment To The Commercial Bank

Reduce Reliance On CRE By Expanding C&I And Fee Income Business Lines

Reduce Expenses In Both Business Lines

Realign Executive Compensation To Ensure Accountability

Operational & Financial Improvement

Close or Sell Unproductive Branches and Lending Centers

Return Excess Capital To Shareholders Via Buybacks and Dividends



III. HomeStreet's Commercial Bank













HomeStreet's Commercial Bank vs. Peers

Commercial Bank Segment Also Underperforms Peers

Asset yields are meaningfully lower than peers in core Pacific NW market.

While deposit costs are structurally higher and rising.

Resulting in a NIM that significantly lags its peers.

The Efficiency Ratio has consistently been at least 1,000 bps higher than its peers.

HMST's disparate footprint and excessive compensation are two of the causes.

Asset Yields (%)

4.70
4.50
4.30
4.10
3.90
3.70
3.50
2013Q4
2014Q3
2015Q2
2016Q1
2016Q4
2017Q3
HomeStreet, Inc.
Pacific NW Peers
CA Peers

Source: SNL

Cost of Deposits (%)

1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
2012Q3
2013Q2
2014Q1
2014Q4
2015Q3
2016Q2
2017Q1
HomeStreet, Inc.
Pacific NW Peers
CA Peers

Source: SNL

Net Interest Margin (NIM %)

4.60
4.40
4.20
4.00
3.80
3.60
3.40
3.20
3.00
2013Q4
2014Q2
2014Q4
2015Q2
2015Q4
2016Q2
2016Q4
2017Q2
HomeStreet - Commercial Bank
Pacific NW Peers
CA Peers

Source: SNL, Company Reports, Blue Lion Capital

Efficiency Ratio (%)

95.0
90.0
85.0
80.0
75.0
70.0
65.0
60.0
55.0
50.0
2013Q4
2014Q2
2014Q4
2015Q2
2015Q4
2016Q2
2016Q4
2017Q2
HomeStreet - Commercial Bank
Pacific NW Peers
CA Peers

Source: SNL, Company Reports, Blue Lion Capital

HomeStreet's Commercial Bank

The Focus Should Be On Costs

- **HMST's Commercial Bank currently has an TTM efficiency ratio of 72.3%*.**

- **Its Pacific NW and CA Peers have an average efficiency ratio of 60.4% and 52.0%, respectively.**

- **On HMST's current revenue base, it would need to reduce its expenses by $23.9 million and $40.6 million to reach Pacific NW Peer and CA Peer efficiency ratios.**

- **If HMST's Commercial Bank had an efficiency ratio inline with its Pacific NW peers, after-tax earnings would increase $17.2 million or 47%.**

- **If HMST's Commercial Bank had an efficiency ratio inline with its CA peers, after-tax earnings would increase $28.5 million or 78%.**

"Real" Commercial Bank Results*	
	TTM
Total Revenues	$200,270
Non-interest Expense	$144,811
Core Net Income	$36,534
Diluted EPS	$1.36
Efficiency Ratio	
HomeStreet	72.3%
Pacific NW Peer Avg.	60.4%
CA Peer Avg.	52.0%

Cost Savings Needed To Reach Efficiency Ratio

Efficiency Ratio	$	%
65%	($14,636)	(10.1%)
60%	($24,649)	(17.0%)
55%	($34,663)	(23.9%)
50%	($44,676)	(30.9%)

Source: Company Reports, Blue Lion Capital. *See Appendix for reconciliation.



HomeStreet's Branch Footprint
Room for Significant Efficiency Gains

- HMST is in very attractive markets.

- However, HSMT has several branches that appear to be unprofitable.

- Using $30 million of deposits as a minimum threshold, HMST could close 15 branches[*].

- We conservatively assume average cost savings per branch of $450,000.

- HMST would save $6.75 million annually with only 5% of total deposits being affected.

- These cost savings represent approximately 28% of what is needed for a 60% efficiency ratio.

- Prospectively, branch level profitability should be monitored monthly given changing industry dynamics.

	Address	City	State	County	Age - Years	Date Opened	Total Deposits 2017	Total Deposits 2016	Total Deposits 2015
1	2720 Hoyt Ave	Everett	WA	Snohomish	4.2	10/15/13	28,995	15,665	4,884
2	427 E Main St	Dayton	WA	Columbia	25.5	6/30/92	26,288	25,346	26,695
3	5900 24th Ave NW	Seattle	WA	King	3.6	5/22/14	25,869	17,160	11,022
4	4036 E Madison St	Seattle	WA	King	3.4	8/6/14	22,944	16,542	13,489
5	700 Broadway E	Seattle	WA	King	4.5	5/31/13	21,727	16,813	8,261
6	3970 Mercantile Dr	Lake Oswego	OR	Clackamas	11.1	11/15/06	17,968	12,177	16,773
7	1820 Yakima Valley Hwy	Sunnyside	WA	Yakima	6.8	3/1/11	17,600	14,725	14,139
8	417 NE 72nd St	Seattle	WA	King	3.4	7/17/14	16,376	12,029	10,154
9	7307 Greenwood Ave N	Seattle	WA	King	2.6	5/1/15	15,840	8,360	1,253
10	3417 Evanston Ave N	Seattle	WA	King	5.0	12/28/12	14,626	13,160	11,928
11	108 W Fremont Ave	Selah	WA	Yakima	17.0	12/6/00	12,589	10,542	10,896
12	5001 25th Ave NE	Seattle	WA	King	2.4	7/20/15	12,384	6,631	-
13	1305 Fowler St	Richland	WA	Benton	3.5	6/2/14	7,426	6,402	4,601
14	310 N State St	Lake Oswego	OR	Clackamas	12.9	1/10/05	-	-	-
15	1314 6th Ave	Seattle	WA	King	N/A	N/A	-	-	-

Source: SNL, as of 11/30/17. Deposit figures in ($000s)
*Excludes branches < 2 years old



IV. HomeStreet's Mortgage Bank



HomeStreet – Mortgage Banking Segment

Mortgage Banking is Difficult and Likely to Get More So

Mortgage originations are forecasted to decline another 5% in 2018.

While mortgage loan broker employment remains elevated.

Gain on Sale Margins are under pressure.

HMST's exposure to these negative trends is the highest among all banks having $5 – 50 billion in assets.

Mortgage Origination Forecasts

MBA, Fannie, Freddie Avg

	2013	2014	2015	2016	2017E	2018E
Purchase	724	748	912	1,052	1,142	1,207
y/y		*3%*	*22%*	*15%*	*9%*	*6%*
Refinance	1,140	510	808	971	616	463
y/y		*-55%*	*59%*	*20%*	*-37%*	*-25%*
Total	**1,864**	**1,258**	**1,720**	**2,023**	**1,758**	**1,670**
y/y		*-33%*	*37%*	*18%*	*-13%*	*-5%*

Source: Fannie Mae, Freddie Mac, MBA, Piper Jaffray Research. As of 11/3/17

Credit Lending & Loan Brokerage Employment



Source: BLS, Piper Jaffray Research. As of Oct. 2017

Gain On Sale Margins

Ticker	3Q16	4Q16	1Q17	2Q17	3Q17	Change
BAC	1.83%	1.06%	0.71%	0.74%	0.71%	(61.32%)
BBT	1.61%	1.35%	1.53%	1.82%	2.37%	47.20%
FBC	1.13%	0.94%	0.80%	0.73%	0.84%	(25.91%)
FITB	3.01%	1.69%	1.98%	2.09%	2.28%	(24.25%)
FRC	0.19%	0.10%	0.52%	0.19%	0.24%	26.32%
HBAN	1.88%	1.44%	1.69%	1.35%	1.40%	(25.43%)
HMST	3.34%	3.34%	3.49%	3.31%	3.42%	2.40%
HTH	3.84%	3.88%	3.65%	3.62%	3.75%	(2.34%)
NSM	3.59%	3.04%	3.29%	3.40%	3.50%	(2.51%)
PFSI	1.02%	0.71%	0.57%	0.55%	0.60%	(41.15%)
PHH	3.88%	4.05%	3.56%	2.84%	2.99%	(22.94%)
PMT	0.60%	0.31%	0.41%	0.29%	0.28%	(54.00%)
PNC	3.33%	2.79%	2.96%	2.74%	2.80%	(15.92%)
RF	2.23%	1.76%	2.25%	1.87%	2.14%	(4.04%)
STI	1.39%	0.90%	0.97%	0.87%	0.99%	(28.78%)
USB	1.50%	1.09%	1.08%	1.11%	1.01%	(32.67%)
WFC	1.80%	1.68%	1.67%	1.24%	1.24%	(31.11%)
Average	**2.18%**	**1.80%**	**1.87%**	**1.69%**	**1.80%**	**(17.44%)**

Source: Company Reports, Piper Jaffray Research, Blue Lion Capital

Mortgage Banking Revenues As % Of Total Revenues



Source: SNL, Piper Jaffray Research. As of Q3'17. Top 10 Banks $5-50B in Total Assets



HomeStreet – Mortgage Banking Segment

Mortgage Banking is Difficult and Likely to Get More So

HomeStreet Chairman and CEO Mark K. Mason, September 30, 2014

- "Well, I think it's well accepted and well reflected in earnings multiple differentials that **traditional bank earnings** that are derived from net interest income are more predictable, more durable, and, accordingly **garner a higher multiple; roughly twice the long-term multiple of mortgage banking businesses**. And so, one of the things we find most attractive from a shareholder opportunity standpoint here **is the potential for earnings multiple expansion**."

HomeStreet Actions Since That Statement

- From 9/30/14-3/31/17, HMST increased its FTE's in its Mortgage segment from 993 to 1,558 or 56.9%.
- From 2014 to 2016 the Mortgage segment's closed loan volume grew from $4.3 billion to $8.6 billion or 98.4%.
- YTD the Mortgage segment has earned $1.3 million on $5.7 billion of closed loan volume and lost money two of the last three quarters.
- The MBA is currently forecasting a 5.4% decline in mortgage volume in 2018.
- The Federal Reserve is currently forecasting 3-4 interest rate hikes in 2018.
- Higher interest rates will continue to pressure mortgage volumes.
- Lower mortgage volumes should lead to an increased competitive environment.
- Gain on Sale margins will likely come under more pressure.
- Making HMST's efficiency ratio goal of < 85% virtually impossible to achieve.

Why Should Investors Assume Better Mortgage Returns?

- **Given the above, is it reasonable to assume it will get easier for HMST to generate better and more consistent returns in its mortgage segment?**



V. Dilutive M&A



HomeStreet – Dilutive M&A Is Not A Sound Strategy

Given HMST's Low Valuation, It Can't Compete For M&A Deals

M&A is more likely successful when the acquirer pays a lower multiple for the seller.

While some transactions do occur where the buyer pays more than its multiple for the seller, it is the minority.

And, the premium paid is low.

HMST simply cannot compete for attractive bank franchises with its peer banks.

- Over the last 5 years, there have been 317 M&A deals in the banking space with transaction values exceeding $50 million.

- In 101 of the deals (37%), the buyer paid a P/TBV multiple that exceeded their P/TBV multiple.

- The median P/TBV premium paid in excess of the buyers P/TBV multiple was 12.1%.

- There was only 1 deal out of the 317 deals where the buyer paid a P/TBV premium that exceeded 50%.

- HMST currently trades at 1.2x TBV.

- Mark Mason has publicly stated that he wants to do M&A to further transform the bank.

- Mark Mason has also stated that he would be willing to do a deal priced as high as 1.9x TBV for the seller.

- That P/TBV premium above HMST's multiple would be **55.7%** or more than **4x** greater than the median premium paid in such deals.

- So, if HMST purchased another bank for 1.9x TBV, that would be only the 2nd deal priced at that large of a premium in the past 5 years.

- HMST's valuation makes it prohibitively expensive to do M&A at those valuation multiples.

- There's a reason why there is only 1 deal that has been done at that size of a premium.



HomeStreet – Dilutive M&A Is Not A Sound Strategy

HMST Cannot Compete With Peer Banks

PLZZ and PUGB are two deals that have happened in the past six months that HMST bid on.

Relative to the winning bidders, HMST simply could not compete given its current valuation.

Absent a meaningful increase in HMST's valuation, this inconvenient truth is unlikely to change.

Plaza Bancorp (PLZZ)

- PLZZ was acquired by Pacific Premier Bancorp (PPBI) on 11/1/17 for 1.87x TBV.

- On the date of the announcement, PPBI was valued at 2.64x TBV.

- Mark Mason has publicly stated that HMST bid on PLZZ and that he thought it was a very desirable bank. On the deal announcement date, HMST was trading at 1.22x TBV.

- If HMST had been able to purchase PLZZ at 1.87x TBV, the P/TBV premium would have been 53.3%.

Puget Sound Bancorp (PUGB)

- Puget Sound Bancorp (PUGB) was acquired by Heritage Financial Corporation (HFWA) on 7/16/2017 for 2.33x TBV.

- On the date of the announcement, HFWA was valued at 2.14x TBV. So, the premium paid above HFWA's TBV multiple was 9.1%.

- Mark Mason has publicly stated that HMST bid on PUGB. Given its Seattle location and commercial bank focus, it was clearly a desirable target. On the deal announcement date, HMST was trading at 1.22x TBV.

- If HMST had been able to purchase PUGB at 1.9x TBV, the P/TBV premium would have been 55.7%. HFWA was able to pay almost 23% more than HMST because it had a much higher valuation.



VI. Case Studies



LegacyTexas (LTXB) – A Case Study in Cost Reduction and Growth

LTXB Management Executed a Near-Flawless Plan

LegacyTexas Financial Group, Inc. (LTXB)

- LTXB is a former credit union that underwent a second step mutual conversion in July 2010. LTXB was formerly known as ViewPoint Bank.

- ViewPoint merged with Highlands Bancshares in April 2012 and Highlands' CEO Kevin Hanigan became CEO of ViewPoint Bank.

- Kevin aggressively cut costs via headcount reductions, branch closures, renegotiating supplier and technology contracts and deposit re-pricing.

- Once costs were restructured, management began hiring seasoned C&I lending teams to grow the loan portfolio.

- As earnings growth accelerated and valuation expanded, Kevin deployed ViewPoint's excess capital by acquiring LegacyTexas Group. The combined company became LTXB.

- When Kevin became CEO, LTXB had a below peer ROA, ROE and efficiency ratio. Today, LTXB is valued at 2.5x TBV, 19.6x EPS, generates a 125bps ROA and has a 44% efficiency ratio.

- Since Kevin became CEO, LTXB's stock has appreciated 194%.

- 4/12 - ViewPoint merges with Highlands Bancshares - Kevin Hanigan becomes CEO

- 7/10 - ViewPoint Bank undergoes second step mutual conversion

- 11/13 - ViewPoint merges with LegacyTexas

Source: Blue Lion Capital, LegacyTexas, Bloomberg



28

Strictly Private & Confidential

Sterling Bancorp (STL) – A Transformational Case Study

A Textbook Turnaround and Growth Story That Blue Lion Enjoyed Being a Part Of

Sterling Bancorp (STL)

- Jack Kopnisky became President and CEO of $2.9 billion in assets Provident New York Bancorp (PBNY) on 7/6/2011. PBNY was a poorly performing, CRE-focused bank with branches in Westchester and the Hudson Valley of NY that traded for 1.06x TBV.
- On 8/9/2011, Jack announced $10 million in cost cuts – 33 days after joining the bank. The cost savings were used to build out middle market C&I lending teams in metro New York.
- On 8/7/2012, PBNY completed a $46 million equity raise led by two PE Firms (Patriot and Endicott). Patriot received a seat on the Board.
- On 4/4/13, PBNY acquired Sterling Bank (STL) in an MOE that completely transformed the company with a pro forma ROA of 1.11%, ROE of 13% and efficiency ratio of 53%. The combined company was re-named Sterling.
- On 11/5/2014, STL acquires Hudson Valley Bank (HVB) and pierces the $10 billion asset threshold with a pro forma ROA of 1.2%, ROE of 14% and efficiency ratio of 50%.
- On 3/7/17, STL acquires Astoria Financial (AF). This deal will create a $29 billion asset bank with a pro forma ROA of 1.40%, ROE of 16% and an efficiency ratio of 45%. Today, STL trades at 2.8x TBV.
- Since Jack became CEO, the total return to shareholders including dividends is 236%.



$27
$25
$23
$21
$19
$17
$15
$13
$11
$9
$7
$5
- 3/17 - STL acquires Astoria Financial (AF)
- 11/14- STL acquires Hudson Valley Bank (HVB)
- 7/11 - Kopnisky becomes President & CEO of PBNY
- 8/12 - Raises equity from two PE firms
- 4/13 - MOE with Sterling Bank (STL)
- 8/11 - Kopnisky announces cost cutting initiative
Jun-11
Sep-11
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep-14
Dec-14
Mar-15
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17

Source: Blue Lion Capital, Bloomberg

Comerica (CMA) – A Case Study in Cost Reduction

Blue Lion Participated In Conversations With Management to Reduce Costs

Comerica Incorporated (CMA)

- Despite having $70 billion in assets, operations in very attractive markets and more than 50% non-interest bearing deposits, CMA traded at 1.1x tangible book value.
- The reasons for this valuation anomaly were as follows:
  - 70% efficiency ratio
  - Low returns on equity and assets
  - Low loan growth
  - Highly compensated executives
- BLC initiated a position in CMA during 4Q15 - 1Q16. Shortly after we completed our purchases, other investors began openly criticizing management for the Company's poor performance. We also began having conversations with management.
- After listening to their shareholders, management and the BoD initiated a comprehensive review of the Company.
- This review lead to a $270 million cost reduction initiative.
- Since the cost reduction announcement, CMA's stock price is up 91.8% and it's stock trades at 2.0x TBV.
- Further, CMA's efficiency ratio was 56.2% in its most recent quarter vs. 72.4% in 2Q16.



$90
$80
$70
$60
$50
$40
$30
$20
- 4/16 - Shareholders engage management ahead of CMA's Annual Meeting
- 10/18/16 - CMA identified an additional $40M of savings under its"GEAR Up" initiative
- 7/19/16 - CMA implements its "GEAR Up" initiative, which is expected to drive an additional $230M of pre-tax income by year-end 2018
- 10/27/15 - Blue Lion intiates stock and warrant position at $42 and $15
- 11/15 - 1/16 - Blue Lion
- 4/19/16 - CMA announces it will begin a comprehensive review
Dec-14
Jan-15
Feb-15
Mar-15
Apr-15
May-15
Jun-15
Jul-15
Aug-15
Sep-15
Oct-15
Nov-15
Dec-15
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17

Source: Blue Lion Capital, Comerica, WSJ, Bloomberg

VII. Appendix



HomeStreet Commercial Bank

Trailing Twelve Month Adjusted ("Real") Commercial Bank Results Reconciliation

Commercial & Consumer Banking	2016Q4	2017Q1	2017Q2	2017Q3	TTM
Net interest income - reported	**40,637**	**40,903**	**42,448**	**45,314**	**169,302**
Non-interest income - reported	13,087	9,425	8,276	11,962	42,750
"Real" non-interest income adjustments					
Gain on sale of securities	-2,400	0	0	0	-2,400
Gain on sale of SF loans	-2,700	0	0	0	-2,700
Pull forward of FNMA / other gains	-2,642	-1,130	129	-3,039	-6,682
Non-interest income - adjusted	**5,345**	**8,295**	**8,405**	**8,923**	**30,968**
Total revenues - adjusted	**45,982**	**49,198**	**50,853**	**54,237**	**200,270**
Non-interest expenses - reported	35,482	36,469	36,631	37,160	145,742
M&A adjustments	-401	0	-177	-353	-931
Non-interest expense - adjusted	**35,081**	**36,469**	**36,454**	**36,807**	**144,811**
Pre-Tax Income	**10,500**	**12,729**	**14,222**	**17,077**	**54,528**
Income Taxes	3,465	4,201	4,693	5,635	17,994
Tax rate	33.0%	33.0%	33.0%	33.0%	33.0%
Net Income	**7,035**	**8,528**	**9,529**	**11,442**	**36,534**
EPS	**$0.27**	**$0.32**	**$0.35**	**$0.42**	**$1.36**
Efficiency Ratio - reported	65.3%	72.5%	71.9%	64.3%	68.7%
Efficiency Ratio - adjusted	77.2%	74.1%	72.0%	68.5%	72.3%

Source: Company Reports, Blue Lion Capital



Contact Information

Blue Lion Capital
8115 Preston Road
Suite 550
Dallas, TX 75225

Chuck Griege
chuck@bluelioncap.com
214-855-2430

Brad Berry
brad@bluelioncap.com
214-855-2430

Justin Hughes
Justin@bluelioncap.com
214-855-2430



